EXHIBIT 12.1
TOWER AUTOMOTIVE, INC.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2002	2003	2004	2005	2006
Earnings:
Income (loss) before income taxes, extraordinary item and cumulative effect of accounting change	$26,258	$(146,799)	$(392,140)	$(347,588)	$(212,675)
Net fixed charges (1)	89,178	117,015	171,415	125,323	112,744

Total earnings	$115,436	$(29,784)	$(220,725)	$(222,265)	$(99,931)

Fixed charges:
Interest expense	$72,347	$94,829	$141,735	$103,279	$98,404
Capitalized interest	6,014	9,058	7,533	346	471
Interest factor of rental expense (2)	16,831	22,186	29,680	22,044	14,340
Amortization of debt expense	—	—	—	—	—
Dividends on trust preferred securities	17,466	8,733	—	—	—

Total fixed charges	$112,658	$134,806	$178,948	$125,669	$113,215

Earnings to fixed charges	1.02	(3)	(4)	(5)	(6)

(1)	Net fixed charges represent total fixed charges less capitalized interest and dividends on trust preferred securities.

(2)	The interest factor of rental expense has been calculated using the rate implied pursuant to the terms of the rental agreements. For the periods presented, the interest factor ranged from 30% to 55% of total rental expense.

(3)	For the year ended December 31, 2003, earnings were inadequate to cover fixed charges by $164.6 million.

(4)	For the year ended December 31, 2004, earnings were inadequate to cover fixed charges by $399.7 million.

(5)	For the year ended December 31, 2005, earnings were inadequate to cover fixed charges by $347.9 million.

(6)	For the year ended December 31, 2006, earnings were inadequate to cover fixed charges by $213.1 million.